UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of Earliest Event Reported)

March 1, 2007



CITY HOLDING COMPANY

(Exact Name of Registrant as Specified in its Charter)

Commission File Number:0-17733

West Virginia	**55-0169957**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313

(Address of Principal Executive Offices, Including Zip Code)

304-769-1100

(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 8 - Other Events

Item 8.01 Other Events.

On March 1, 2007, City Holding Company ("the Company") issued a news release, attached as Exhibit 99, announcing the declaration of a $0.31 per common share cash dividend for shareholders of record as of April 15, 2007, payable on April 30, 2007. The dividend represents a 10% increase from the $0.28 per share cash dividend paid in the first quarter of 2007 and follows a 12% increase in the cash dividend, from $0.25 per common share to $0.28 per common share, approved by the board in March 2006. Furnished as Exhibit 99 and incorporated herein by reference is the news release issued by the Company announcing its increase in dividends payable to common shareholders.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   News Release issued March 1, 2007

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>March 1, 2007</u>   **City Holding Company**

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

For Immediate Release
March 1, 2007

For Further Information Contact:
Charles R. Hageboeck, President & CEO
(304) 769-1102


**City Holding Company Increases Dividend
On Common Shares by 10%**


Charleston, West Virginia - City Holding Company, "the Company" (NASDAQ: CHCO), a $2.5 billion bank holding company headquartered in Charleston, today declared a dividend of 31 cents per common share for shareholders of record as of April 15, 2007. The dividend is payable on April 30, 2007. The dividend represents a 10% increase from the 28 cents per share cash dividend paid in the first quarter of 2007 and follows a 12% increase in the cash dividend, from 25 cents per common share to 28 cents, approved by the board in March 2006.

"I am very pleased that our Company's continued strong performance has allowed us to increase the dividend to shareholders for the fourth consecutive year. The decision to increase the dividend to $1.24 on an annualized basis is consistent with the Company's strong capital and liquidity position and is reflective of our outstanding performance during 2006."

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 67 branches across West Virginia, Eastern Kentucky and Southern Ohio.

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results to differ from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on this asset; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; and (12) the Company may experience difficulties growing loan and deposit balances. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

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